UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        SCHEDULE 13D
                        Under the Securities Exchange Act of 1934
                                    (Amendment No.  )(1)
                               -------------------------------
                                        CELADON GROUP
                                      (Name of Issuer)

                                Common Stock, $.01 par value
                               (Title of Class of Securities)

                                         150838 10 0
                                       (CUSIP Number)
                              --------------------------------
                                     Howard Kailes, Esq.
                                Krugman, Chapnick & Grimshaw
                                  Park 80 West - Plaza Two
                               Saddle Brook, New Jersey 07663
                                       (201) 845-3434
         (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                               -------------------------------

                                        July 3, 1996
                    (Date of Event which Requires Filing of this
                                         Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                               ------
Check the following box if a fee is being paid with the statement.
               X
             ------
(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

- ---------------------
(1) Constitutes Amendment No. 2 to Schedule 13G filed jointly by
Hanseatic Corporation, Paul Biddelman and Wolfgang Traber.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  150838 10 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     995,056 (see footnote 1)

8    SHARED VOTING POWER

     (see footnote 2)

9    SOLE DISPOSITIVE POWER

     995,056 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     (see footnote 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     995,056 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     (see footnote 2)

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.8% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      CO

- -----------------
(1) Includes 12,121 shares issuable upon exercise of outstanding warrants.

(2) Excludes an aggregate of approximately 983,314 shares (the "Russell Shares") beneficially owned by Stephen Russell (including 25,000 shares issuable upon exercise of outstanding options exercisable within 60 days) that are subject to a stockholders' agreement among Celadon Group, Inc., Hanseatic Corporation and Stephen Russell.

(3)  Based upon an aggregate of 7,750,580 shares outstanding at May
     8, 1996.

CUSIP NO.  150838 10 0

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Wolfgang Traber

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a)
                -----

             (b)
                -----

3            SEC USE ONLY

4            SOURCE OF FUNDS*

             Not applicable

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

             -----

6            CITIZENSHIP OR PLACE OR ORGANIZATION

             Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER

             --

8            SHARED VOTING POWER

             995,056 (see footnotes 1 and 2)

9            SOLE DISPOSITIVE POWER

             --

10           SHARED DISPOSITIVE POWER

             995,056 (see footnotes 1 and 2)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

             995,056 (see footnotes 1 and 2)

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES*

             (see footnote 2)

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.8% (see footnote 3)

14           TYPE OF REPORTING PERSON*

             IN

- ---------------
(1) Represents shares beneficially owned by Hanseatic Corporation; the undersigned holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)  Excludes the Russell Shares.

(3)  Based upon an aggregate of 7,750,580 shares outstanding at May
     8, 1996.

CUSIP NO.  150838 10 0

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Paul A. Biddelman

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a)
                -----

             (b)
                -----

3            SEC USE ONLY

4            SOURCE OF FUNDS*

             Not applicable

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)

             -----

6            CITIZENSHIP OR PLACE OR ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER

             12,333 (see footnote 1)

8            SHARED VOTING POWER

             995,056 (see footnotes 2 and 3)

9            SOLE DISPOSITIVE POWER

             12,333 (see footnote 1)

10           SHARED DISPOSITIVE POWER

             995,056 (see footnotes 2 and 3)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

             1,007,389 (see footnotes 1, 2 and 3)

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
             SHARES*

             (see footnote 2)

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.0% (see footnote 4)

14           TYPE OF REPORTING PERSON*

             IN

- ---------------
(1) Represents shares issuable upon exercise of outstanding options exercisable within 60 days.

(2) Represents shares beneficially owned by Hanseatic Corporation; the undersigned is the treasurer of Hanseatic Corporation and its designee on the board of directors of Celadon Group, Inc.

(3)  Excludes the Russell Shares.

(4)  Based upon an aggregate of 7,750,580 shares outstanding at May
     8, 1996.

Item 1.             Security and Issuer.
                    -------------------

     This statement relates to shares of the common stock, $.033 par value (the "Common Stock"), of Celadon Group, Inc., a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 888 Seventh Avenue, New York, New York 10106.


Item 2.             Identity and Background.
                    -----------------------

     This statement is filed jointly, pursuant to Rule 13d-1(f)(1), by: (i) Hanseatic Corporation ("Hanseatic"), (ii) Wolfgang Traber ("Traber"), who holds in excess of a majority of the shares of capital stock of Hanseatic, and (iii) Paul A. Biddelman ("Biddelman"), Treasurer of Hanseatic and a director of the Corporation. Hanseatic, whose principal business is investing, has its principal business and offices at 450 Park Avenue, Suite 2302, New York, New York 10022. The names, citizenship, business or residence address and principal occupation of Traber and Biddelman, and of each executive officer and director of Hanseatic, is set forth in Annex 1 attached hereto, which information is incorporated herein by reference. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

     During the last five years, neither Hanseatic, Traber, nor Biddelman, nor to the best of the knowledge of Hanseatic, any executive officer, director or controlling person of Hanseatic identified in Annex 1, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.             Source and Amount of Funds or
                    Other Consideration.
                    -----------------------------

      The funds, in the amount of $4,934,826, used in purchasing an aggregate of 548,314 shares of Common Stock on July 3, 1996, as more fully described under Item 4 hereunder, were obtained by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, L.L.C., a Delaware limited liability company in which Hanseatic is the sole managing member, from a combination of working capital and a loan facility provided by M.M. Warburg & Co. Luxembourg S.A.

Item 4.             Purpose of Transaction.
                    ----------------------

     On July 3, 1996, Hanseatic became the beneficial owner, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of an additional 548,314 shares of Common Stock pursuant to a Stock Purchase Agreement dated the date thereof (the "Stock Purchase Agreement") among Leonard R. Bennett ("Bennett") and Peter Bennett, and, individually and as agent, Stephen Russell ("Russell"), and Hanseatic.

     In connection with closing under the Stock Purchase Agreement, the Corporation, Russell, Bennett and Hanseatic amended the stockholders agreement dated October 8, 1992 (as amended, the "Stockholders Agreement") to release Bennett from his obligations thereunder and to provide that, as long as Hanseatic or Russell owns, or has the right to obtain, five percent of the outstanding shares of Common Stock, the Corporation must use its best efforts to ensure that one member of its Board of Directors is a designee of Hanseatic and one member is a designee of Russell. Paul A. Biddelman, an incumbent member of the Corporation's Board of Directors, is the designee of Hanseatic pursuant to such arrangements. In addition, Russell and Hanseatic have agreed to vote all shares of Common Stock owned by them in favor of the election of such nominees or, upon the death of Russell, for the designee of the holder of a majority of Russell's shares of Common Stock on the date of death, as a director of the Corporation.

     Except as aforesaid, Hanseatic has acquired all securities of the Corporation which it presently owns as an investment in the performance of the Corporation, seeking appreciation thereof through the efforts of current management of the Corporation. Hanseatic intends to continue to review its investment in the Corporation and to discuss with management the Corporation's strategies, goals and operations, and Hanseatic may in the future change its present course of action with a view towards otherwise influencing the strategic goals and operations of the Corporation, and may acquire additional shares of Common Stock. On the other hand, Hanseatic may determine to dispose of all or a portion of the Common Stock which it now owns or may hereafter acquire. In reaching any conclusions as to the foregoing, Hanseatic will take into account various factors, including the Corporation's business and prospects, general economic conditions and money and stock market conditions.

     See Item 6 herein for information concerning warrants to acquire additional shares of Common Stock beneficially owned by Hanseatic, which information is incorporated by reference to this item.

      Pursuant to Rule 13d-4, any statements by Traber herein shall not be construed as an admission that Traber is, for purposes of
Section 13(d) of 13(g) of the Exchange Act, the beneficial owner of any securities of the Corporation. Traber does not intend to exercise any power to vote or to direct the vote, or to dispose or to direct the disposition of any securities of the Corporation that he may be deemed beneficially to own except as determined by management of Hanseatic.

     Except as stated in response to this Item 4, none of Hanseatic, Traber, nor Biddelman have any plans or proposals which relate to or would result in any other action specified in clauses
(a) through (j) of Item 4 of Schedule 13D.


Item 5.             Interest in Securities of the Issuer.
                    ------------------------------------

     (a) As of July 12, 1996, Hanseatic beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 995,056 shares (the "Shares") of Common Stock, including 12,121 shares issuable upon exercise of warrants (the "Warrants") held by Hanseatic, constituting, to the best of the knowledge of Hanseatic, 12.8% of the issued and outstanding shares of Common Stock. Such shares exclude approximately 983,314 shares beneficially owned by Russell (including 25,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days) subject to the Stockholders Agreement.

            Traber holds in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the Shares, constituting, to the best of the knowledge of Traber, 12.8% of the issued and outstanding shares of Common Stock.

            Biddelman is the Treasurer of Hanseatic, and, accordingly, may be deemed beneficially to own the Shares in addition to 12,333 shares (the "Option Shares") of Common Stock issuable upon exercise of options granted by the Corporation under its 1994 Employee Stock Option Plan and exercisable within 60 days, in the aggregate constituting, to the best of the knowledge of Biddelman, 13.0% of the issued and outstanding shares of Common Stock.

    (b) Excluding any effect of the relationships set forth under the Stockholders Agreement, Hanseatic has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 995,056 shares of Common Stock.

            Excluding any effect of the relationships set forth under the Stockholders Agreement, Traber has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 995,056 shares of Common Stock.

            Excluding any effect of the relationships set forth under the Stockholders Agreement, Biddelman has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, the Option Shares, and shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 995,056 shares of Common Stock.

    (c) On July 3, 1996, Hanseatic acquired an additional 548,314 shares of Common Stock pursuant to the privately negotiated Stock Purchase Agreement for an aggregate purchase price of $4,934,826. All of such shares were acquired on behalf of Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners LLC, a Delaware limited liability company in which Hanseatic is the sole managing member.

    (d) Hanseatic Americas LDC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, an aggregate of 946,121 shares of Common Stock beneficially owned by Hanseatic, constituting approximately 12.2% of the outstanding Common Stock. In addition, certain clients of Hanseatic who provided funds for the purchase price of the 9.25% Senior Subordinated Note dated October 8, 1992 (the "Note") issued by the Corporation to Hanseatic together with the Warrants had the right to receive or the power to direct the receipt of dividends from, or the process from the sale of, the additional shares of Common Stock beneficially owned by Hanseatic which were obtained upon conversion of the Note in February 1994. No such client's interest in such dividends or proceeds related to more than five per cent of the outstanding Common Stock. The foregoing excludes the effect of the relationship set forth under the Stockholders Agreement covering shares held by Russell.

    (e)    Not applicable.


Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.
           ------------------------------------------------------

     As more fully described under Item 4 herein (which information is incorporated by reference to this item), Hanseatic is party to the Stockholders Agreement. The Stockholders' Agreement further provides that Russell must give Hanseatic notice of a proposed sale of any shares of Common Stock held by him, and that Hanseatic has the right to include certain of its own shares of Common Stock for sale to such prospective purchaser or, alternatively, the right to purchase all, but not less than all, of the shares proposed to be sold by Russell, at the same price being offered by the prospective purchaser.

     In connection with Hanseatic's purchase in 1992 of the Note, the Corporation issued to Hanseatic the Warrants to purchase, at any time prior to September 30, 1998, 12,121 shares of Common Stock at an exercise price of $10.82 per share. Pursuant to a registration rights agreement dated October 8, 1992 extended by the Corporation to Hanseatic, until October 1998 Hanseatic and its permitted transferees have the right to require the Corporation to file, subject to certain terms and conditions, a registration statement in respect of any or all of the shares of Common Stock (subject to a minimum of 363,636 shares) covered by such agreement which are then held by the requesting holders. In addition, Hanseatic and its permitted transferees have the right to require the Corporation to include, subject to certain exceptions, any or all shares of Common Stock covered by such agreement in any registration statement filed by the Corporation.

     Except as stated in response to this Item 6, none of Hanseatic, Traber nor Biddelman, nor, to the best of the knowledge of Hanseatic, any of the executive officers or directors listed on Annex 1, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties or profits, divisions of profit or loss, or the giving or withholding of proxies.


Item 7.             Materials to be Filed as Exhibits.
                    ---------------------------------

        Exhibit A -   Agreement pursuant to Rule 13d-1(f)(iii)

        Exhibit B -   Stock Purchase Agreement dated July 3, 1996
                      among Leonard Bennett, Peter Bennett, Stephen
                      Russell and Hanseatic Corporation

        Exhibit C -   Stockholders' Agreement dated October 8,
                      1992, among Leonard Bennett, Stephen Russell, the Corporation and Hanseatic Corporation, as amended by Amendment No. 1 dated July 3, 1996

        Exhibit D -   Registration Rights Agreement dated October
                      8, 1992 between the Corporation and Hanseatic
                      Corporation

                                             SIGNATURE
                                             ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 1996             HANSEATIC CORPORATION



                                 By s/Paul A. Biddelman
                                    ----------------------------
                                    Paul A. Biddelman, Treasurer


Dated: July 12, 1996                s/Wolfgang Traber
                                    ---------------------------
                                    Wolfgang Traber


Dated: July 12, 1996                s/Paul A. Biddelman
                                    ----------------------------
                                    Paul A. Biddelman

                                  INDEX TO EXHIBITS


      Exhibit A -   Agreement pursuant to Rule 13d-1(f)(iii)

      Exhibit B -   Stock Purchase Agreement dated July 3, 1996
                    among Leonard Bennett, Peter Bennett, Stephen
                    Russell and Hanseatic Corporation

      Exhibit C -   Stockholders' Agreement dated October 8, 1992,
                    among Leonard Bennett, Stephen Russell, the
                    Corporation and Hanseatic Corporation, as amended by Amendment No. 1 dated July 3, 1996

      Exhibit D -   Registration Rights Agreement dated October 8,
                    1992 between the Corporation and Hanseatic
                    Corporation

                                   Annex 1
                                                       Principal
Name and                                               Occupation,
Business or                            Relationship    Employer and
Residence                                to            Address of
  Address                Citizenship   Stockholder       Employer
Fernando Montero         Peru          President and   President
Grand Bay Plaza                         Director       Hanseatic
Corporation
2665 S. Bayshore Drive                                 Grand Bay
Plaza
Suite 1101                                             2665 S.
Bayshore Drive
Coconut Grove, FL 33133                                Suite 1101
                                                       Coconut
Grove, FL
                                                            33133

Gustav zu Salm-Horstmar  Germany       Director        Director
Bank von Ernst                                         Bank von
Ernst
 & Co., Ltd.                                            & Co., Ltd.
86 Jermyn Street                                       86 Jermyn
Street
London SW1                                             London SW1

Karl-Erbo Kageneck       Germany        Director       Attorney
King & Spaulding                                       King &
Spaulding
120 West 45th Street                                   120 West
45th Street
New York, NY  10036                                    New York, NY
10036

Paul A. Biddelman        United States  Treasurer      Treasurer
Hanseatic Corporation                                  Hanseatic
Corporation
450 Park Avenue                                        450 Park
Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY
10022

Benjamin Schliemann      Germany        Vice President Vice
President
Hanseatic Corporation                                  Hanseatic
Corporation
450 Park Avenue                                        450 Park
Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY
10022

Wolfgang Traber          Germany        Principal      Private
Investor
Hanseatic Corporation                   Stockholder    Hanseatic
Corporation
450 Park Avenue                                        450 Park
Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY
10022
